SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               FFP PARTNERS, L.P.

                                (Name of Issuer)

                  Class A Units of Limited Partnership Interest
                         (Title of Class of Securities)

                                   302 42M 106
                                 (CUSIP Number)

                                  Robert Dixon
                         Sutter Capital Management, LLC
                           150 Post Street, Suite 320
                         San Francisco, California 94108
                                 (415) 788-1441

                                   Glen Fuller
                          c/o MacKenzie Patterson, Inc.
                               1640 School Street
                            Moraga, California 94556
                                 (925) 631-9100
                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)

                                 August 21, 2002

                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box [ ].

                                  SCHEDULE 13D

CUSIP No. 302 42M 106                                               Page 2 of 17

 1)   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Robert E. Dixon
      --------------------------------------------------------------------------

 2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)   [   ]
                                                                 (b)   [ X ]
      --------------------------------------------------------------------------

 3)   SEC USE ONLY

      --------------------------------------------------------------------------

 4)   SOURCE OF FUNDS

      N/A
      --------------------------------------------------------------------------

 5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                   [   ]

      --------------------------------------------------------------------------
 6)   CITIZENSHIP OR PLACE OF ORGANIZATION

      U.S.A.
      --------------------------------------------------------------------------

                          7)  SOLE VOTING POWER
      NUMBER OF
                              50,000
      SHARES                  --------------------------------------------------

      BENEFICIALLY        8)  SHARED VOTING POWER

      OWNED BY                0
                              --------------------------------------------------
      EACH
                          9)  SOLE DISPOSITIVE POWER
      REPORTING
                              50,000
      PERSON                  --------------------------------------------------

      WITH               10)  SHARED DISPOSITIVE POWER

                              0
                              --------------------------------------------------

11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      50,000
      --------------------------------------------------------------------------

12)   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                          [   ]

      --------------------------------------------------------------------------

13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      2.2%
      --------------------------------------------------------------------------

14)   TYPE OF REPORTING PERSON*

      OO
      --------------------------------------------------------------------------

CUSIP No. 302 42M 106                                               Page 3 of 17

 1)   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Sutter Opportunity Fund 2, LLC
      --------------------------------------------------------------------------

 2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)   [   ]
                                                                 (b)   [ X ]
      --------------------------------------------------------------------------

 3)   SEC USE ONLY

      --------------------------------------------------------------------------

 4)   SOURCE OF FUNDS

      WC
      --------------------------------------------------------------------------

 5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                   [   ]

      --------------------------------------------------------------------------
 6)   CITIZENSHIP OR PLACE OF ORGANIZATION

      CA
      --------------------------------------------------------------------------

                          7)  SOLE VOTING POWER
      NUMBER OF
                              50,000
      SHARES                  --------------------------------------------------

      BENEFICIALLY        8)  SHARED VOTING POWER

      OWNED BY                0
                              --------------------------------------------------
      EACH
                          9)  SOLE DISPOSITIVE POWER
      REPORTING
                              50,000
      PERSON                  --------------------------------------------------

      WITH               10)  SHARED DISPOSITIVE POWER

                              0
                              --------------------------------------------------

11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      50,000
      --------------------------------------------------------------------------

12)   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                          [   ]

      --------------------------------------------------------------------------

13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      2.2%
      --------------------------------------------------------------------------

14)   TYPE OF REPORTING PERSON*

      IN
      --------------------------------------------------------------------------

CUSIP No. 302 42M 106                                               Page 4 of 17

 1)   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      MacKenzie Patterson Value Fund 7, LLC
      --------------------------------------------------------------------------

 2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)   [   ]
                                                                 (b)   [ X ]
      --------------------------------------------------------------------------

 3)   SEC USE ONLY

      --------------------------------------------------------------------------

 4)   SOURCE OF FUNDS

      WC
      --------------------------------------------------------------------------

 5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                   [   ]

      --------------------------------------------------------------------------
 6)   CITIZENSHIP OR PLACE OF ORGANIZATION

      CA
      --------------------------------------------------------------------------

                          7)  SOLE VOTING POWER
      NUMBER OF
                              110,000
      SHARES                  --------------------------------------------------

      BENEFICIALLY        8)  SHARED VOTING POWER

      OWNED BY                0
                              --------------------------------------------------
      EACH
                          9)  SOLE DISPOSITIVE POWER
      REPORTING
                              110,000
      PERSON                  --------------------------------------------------

      WITH               10)  SHARED DISPOSITIVE POWER

                              0
                              --------------------------------------------------

11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      110,000
      --------------------------------------------------------------------------

12)   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                          [   ]

      --------------------------------------------------------------------------

13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      4.9%
      --------------------------------------------------------------------------

14)   TYPE OF REPORTING PERSON*

      OO
      --------------------------------------------------------------------------

CUSIP No. 302 42M 106                                               Page 5 of 17

 1)   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Real Estate Securities Fund 1983
      --------------------------------------------------------------------------

 2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)   [   ]
                                                                 (b)   [ X ]
      --------------------------------------------------------------------------

 3)   SEC USE ONLY

      --------------------------------------------------------------------------

 4)   SOURCE OF FUNDS

      WC
      --------------------------------------------------------------------------

 5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                   [   ]

      --------------------------------------------------------------------------
 6)   CITIZENSHIP OR PLACE OF ORGANIZATION

      CA
      --------------------------------------------------------------------------

                          7)  SOLE VOTING POWER
      NUMBER OF
                              106,500
      SHARES                  --------------------------------------------------

      BENEFICIALLY        8)  SHARED VOTING POWER

      OWNED BY                0
                              --------------------------------------------------
      EACH
                          9)  SOLE DISPOSITIVE POWER
      REPORTING
                              106,500
      PERSON                  --------------------------------------------------

      WITH               10)  SHARED DISPOSITIVE POWER

                              0
                              --------------------------------------------------

11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      106,500
      --------------------------------------------------------------------------

12)   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                          [   ]

      --------------------------------------------------------------------------

13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      4.8%
      --------------------------------------------------------------------------

14)   TYPE OF REPORTING PERSON*

      PN
      --------------------------------------------------------------------------

CUSIP No. 302 42M 106                                               Page 6 of 17

 1)   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Charles Evans Patterson
      --------------------------------------------------------------------------

 2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)   [   ]
                                                                 (b)   [ X ]
      --------------------------------------------------------------------------

 3)   SEC USE ONLY

      --------------------------------------------------------------------------

 4)   SOURCE OF FUNDS

      WC
      --------------------------------------------------------------------------

 5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                   [   ]

      --------------------------------------------------------------------------
 6)   CITIZENSHIP OR PLACE OF ORGANIZATION

      U.S.A.
      --------------------------------------------------------------------------

                          7)  SOLE VOTING POWER
      NUMBER OF
                              237,617
      SHARES                  --------------------------------------------------

      BENEFICIALLY        8)  SHARED VOTING POWER

      OWNED BY                0
                              --------------------------------------------------
      EACH
                          9)  SOLE DISPOSITIVE POWER
      REPORTING
                              237,617
      PERSON                  --------------------------------------------------

      WITH               10)  SHARED DISPOSITIVE POWER

                              0
                              --------------------------------------------------

11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      237,617
      --------------------------------------------------------------------------

12)   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                          [   ]

      --------------------------------------------------------------------------

13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      10.6%
      --------------------------------------------------------------------------

14)   TYPE OF REPORTING PERSON*

      IN
      --------------------------------------------------------------------------

ITEM 1.  Security and Issuer

         This Schedule relates to Units of the Class A Units of Limited Partnership Interests (the "Units") of FFP PARTNERS, L.P. (the "Issuer"), the subject company. The address of the Issuer's principal executive offices is 2801 Glenda Avenue; Fort Worth, Texas 76117-4391.

ITEM 2.  Identity and Background

         (a)-(c) The persons filing this statement (collectively the "Reporting Persons") are Robert E. Dixon; Sutter Opportunity Fund 2, LLC ("Sutter"); MacKenzie Patterson Value Fund 7, LLC ("MPVF 7"); Real Estate Securities Fund 1983, a California Limited Partnership ("RESF"); and Charles Evans Patterson ("Mr. Patterson").

         Robert E. Dixon is the principal owner and manager of Sutter. The principal business of Sutter is the purchase and sale of securities for investment purposes. The principal business address of both Mr. Dixon and Sutter is 150 Post Street, Suite 320, San Francisco, California 94108. In July of 1998, Mr. Dixon began buying and selling securities for his own account and that of the entities he controls, and he has principally been engaged in that activity since that date.

         The principal business of MPVF 7 and RESF is to acquire and hold for investment limited partnership units, interests, and shares of previously created unaffiliated real estate based limited partnerships, real estate investments trusts, or other real estate based investment entities that have invested substantially all of their capital in real property, real estate ventures, or other real property based investments. MPI manages funds formed to acquire such investments.

         Mr. Patterson is President and a director of MacKenzie Patterson, Inc. ("MPI"), a firm that manages funds formed to acquire such investments. He is the co-founder and President of Patterson Financial Services, Inc. ("PFS"). In 1981, Mr. Patterson founded PFS with Berniece A. Patterson, as a financial planning firm. As President of PFS, Mr. Patterson is responsible for all investment counseling activities. He supervises the analysis of investment opportunities for the clients of the firm. Mr. Patterson, through his affiliates, manages a number of investment and real estate partnerships.

         The principal business and principal office address of MPVF 7, RESF, MPI, and Mr. Patterson is 1640 School Street, Suite 100, Moraga, California 94556.

         (d)-(e) During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) The citizenship or state of organization of each of the Reporting Persons is set forth in item 6 of the respective table for each Reporting Person set forth above.

ITEM 3   Source and Amount of Funds or Other Consideration

         The purchase price for the Units purchased by Sutter was paid from its working capital. Total purchase consideration was approximately $48,500.

         The purchase price for the Units purchased by MPVF7 was paid from its working capital. Total purchase consideration was approximately $99,316.54.

         The purchase price for the Units purchased by RESF was paid from its working capital. Total purchase consideration was approximately $95,502.31.

         Mr. Patterson is a general partner of Patterson Real Estate Services and so is deemed to be the beneficial owner of the Units Patterson Real Estate Services received as a member of Sutter in a distribution in kind of 21,117 Units on July 16, 2002.

ITEM 4   Purpose of Transaction

         The Units were acquired for investment purposes. The Reporting Persons and their affiliates intend to purchase in the future additional Units for investment purposes. Except as set forth herein, there are no present plans or proposals by any of the Reporting Persons that relate to or would result in the following:

         a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer provided, however, the reporting persons intend to acquire additional shares or other securities of the Issuer or dispose of some or all of their shares depending upon market conditions and personal circumstances and upon the success of the amendment described below;

         b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         e) any material change in the present capitalization or dividend policy of the Issuer;

         f) any other material change in the Issuer's business or corporate structure, except for the proposed amendment described below;

         g) any other changes in the Issuer's bylaws, charter, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, except for the proposed amendment described below;

         h) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in any inter-dealer quotation system of a registered national securities association;

         i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         j) any action similar to any of those enumerated above.

         The Reporting Persons have submitted to the general partner of the Issuer a proposed amendment to the Amended and Restated Agreement of Limited Partnership of FFP Partners, L.P., as amended by the First, Second, and Third Amendments thereto (the "Partnership Agreement"). The proposal is to amend the Partnership Agreement by repealing the Third Amendment to the Partnership Agreement dated December 28, 1997. The proposed amendment also reinstates one change from the Third Amendment that may be necessary, the deletion of Section 6.14. This proposal was made in accordance with Section 15.2(a)(ii) of the Partnership Agreement, which requires the general partner to submit the proposal to the limited partners for approval. The principal purpose of the amendment is to remove the ownership restrictions presently contained in the Partnership Agreement, which prevent any person from acquiring an interest of greater than 5% of the Units. The Reporting Persons intend to acquire additional Units for investment purposes if the amendment is adopted.

         There is no other contract, arrangement, understanding, or relationship among the Reporting Persons as to the acquisition, disposition, or voting of any of the Units. The Reporting Persons make this filing because they may be deemed to beneficially own each other's Units by virtue of acting together to submit the proposed amendment, although each disclaims such beneficial ownership.

ITEM 5   Interest in securities of the Issuer

         (a)(b) The aggregate amount beneficially owned by the Reporting Persons is 287,617 Units or 12.9% of the outstanding Units, although each Reporting Person disclaims beneficial ownership of the other's Units.

                  Sutter owns 50,000 Units or 2.2% of the outstanding Units. Voting and dispositive power are exercised on behalf of Sutter by its manager Robert E. Dixon.

                  MPVF7 owns 110,000 Units or 4.9% of the outstanding Units. Voting and dispositive power are exercised on behalf of MPVF7 by its manager MPI. Voting and dispositive power are exercised on behalf of MPI by its president, Mr. Patterson.

                  RESF owns 106,500 Units or 4.8% of the outstanding Units. Voting and dispositive power are exercised on behalf of RESF by its general partner MacKenzie L.P., whose general partner is MacKenzie Securities Partners, Inc. Voting and dispositive power are exercised on behalf of MacKenzie Securities Partners, Inc. by its president, Mr. Patterson.

                  Mr. Patterson exercises voting and dispositive power over the Units held by MPVF7, RESF, and another 21,117 Units held by Patterson Real Estate Services (which is not a Reporting Person), for a total beneficial ownership of 10.6% of the outstanding Units.

         c) Sutter purchased 50,000 Units on the American Stock Exchange on August 5 for $0.97 per Unit, for a total of $48,500.

                  MPVF 7 purchased 110,000 Units on the American Stock Exchange on July 8, 2002 for $0.8778 per Unit for a total of $96,558.

                  RESF purchased on the American Stock Exchange: 96,000 Units on July 24, 2002 for $0.90 per Unit for a total price of $86,668.80; 4,000 Units on August 15, 2002 for $0.88 per Unit
                  for a total of $3,528.54; 2,500 Units on July 8, 2002 at $0.76 per Unit for a total of $1,894.98; and 4,000 Units on July 8, 2002 at $0.85 per Unit for a total of $3,409.99.

                  Patterson Real Estate Services (which is not a Reporting Person) acquired 21,117 Units in a distribution in kind from Sutter, of which it is a member.

         d) Not applicable. However, the members or shareholders of each Reporting Person that is an entity have an interest in the assets, profits, and losses of such Reporting Persons, and thus an indirect interest in the Units.

         e) None of the Reporting Persons nor any member or shareholder of any Reporting Person that is an entity holds a number of Units in excess of 5% of the outstanding Units. Except by virtue of any beneficial ownership the Reporting Persons may be deemed to have of each other's Units, which is disclaimed by each such Reporting Person, no Reporting Person holds beneficial ownership or direct or indirect control of voting or disposition of 5% or more of the Units. On July 16, 2002, Sutter ceased to be a holder of 5% or more of the Units.


ITEM 6 Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer

         There are no contracts, arrangements, understandings, or relationships with respect to securities of the Issuer with any persons except as set forth in items 2 and 4 above.

ITEM 7   Material to be Filed as Exhibits

         An agreement between the Reporting Persons concerning this Schedule 13D. Proposal to amend Partnership Agreement of Issuer, as submitted by Reporting Persons to the general partner of the Issuer.

Signatures
----------

         After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete, and correct.

                                    Sutter Opportunity Fund 2, LLC, Reporting
                                    Person

        August 30, 2002             By: /s/ Robert E. Dixon
----------------------------------      ----------------------------------
              Date                      Manager

                                    Robert E. Dixon, Reporting Person

        August 30, 2002                 /s/ Robert E. Dixon
----------------------------------      ----------------------------------
              Date                      Signature

                                    MacKenzie Patterson Value Fund 7, LLC,
                                    Reporting Person By: MacKenzie Patterson,
                                    Inc., its Manager

        August 30, 2002             By: /s/ Charles Evans Patterson
----------------------------------      ----------------------------------
              Date                      President of MacKenzie Patterson, Inc.

                                    Real Estate Securities Fund 1983,
                                    Reporting Person By: MacKenzie L.P.
                                    general partner
                                    By:  MacKenzie Securities Partners, Inc.,
                                    its General Partner

        August 30, 2002             By: /s/ Charles Evans Patterson
----------------------------------      ----------------------------------
              Date                      President of MacKenzie Securities

                                    Charles Evans Patterson, Reporting Person

        August 30, 2002                 /s/ Charles Evans Patterson
----------------------------------      ----------------------------------
              Date                      Signature


--------------------------------------------------------------------------------

                                    AGREEMENT

Each of the Reporting Persons hereby agrees that the Schedule 13D to which this Agreement is attached as an exhibit is filed on behalf of each of them.

                                    Sutter Opportunity Fund 2, LLC, Reporting
                                    Person

        August 30, 2002             By: /s/ Robert E. Dixon
----------------------------------      ----------------------------------
              Date                      Manager

                                    Robert E. Dixon, Reporting Person

        August 30, 2002                 /s/ Robert E. Dixon
----------------------------------      ----------------------------------
              Date                      Signature

                                    MacKenzie Patterson Value Fund 7, LLC,
                                    Reporting Person By: MacKenzie Patterson,
                                    Inc., its Manager

        August 30, 2002             By: /s/ Charles Evans Patterson
----------------------------------      ----------------------------------
              Date                      President of MacKenzie Patterson, Inc.

                                    Real Estate Securities Fund 1983,
                                    Reporting Person By: MacKenzie L.P.
                                    general partner
                                    By:  MacKenzie Securities Partners, Inc.,
                                    its General Partner

        August 30, 2002             By: /s/ Charles Evans Patterson
----------------------------------      ----------------------------------
              Date                      President of MacKenzie Securities

                                    Charles Evans Patterson, Reporting Person

        August 30, 2002                 /s/ Charles Evans Patterson
----------------------------------      ----------------------------------
              Date                      Signature


--------------------------------------------------------------------------------

                               [Sutter Letterhead]


August 21, 2002

FFP Partners, L.P.
ATTN: FFP Real Estate Trust, General Partner
2801 Glenda Avenue
Fort Worth, TX 76117

Re: Proposal to Amend the Partnership Agreement of FFP Partners, L.P. (the "Partnership")

Dear General Partner:

         I am the manager of Sutter Opportunity Fund 2, LLC ("Sutter"). On behalf of Sutter, MacKenzie Patterson Value Fund 7, LLC, and MacKenzie Real Estate Securities Fund 1983, L.P., (the "Proposing Partners"), we are hereby proposing that the Amended and Restated Agreement of Limited Partnership of FFP Partners, L.P., as amended by the First, Second, and Third Amendments thereto (the "Partnership Agreement"), be amended as described below. Collectively, the Proposing Partners hold in excess of 10% of the Units of the Partnership. The names and addresses of each of the Proposing Partners and the number of Units of the Partnership held beneficially and of record by each Proposing Partner are set forth on the attached schedule. Also attached is a letter from Cede & Co., the holder of record of such Units, granting each Proposing Partner the authority to make this proposal.

         Our proposal is to amend the Partnership Agreement by repealing the Third Amendment to the Partnership Agreement dated December 28, 1997. The proposed amendment also reinstates one change from the Third Amendment that may be necessary, the deletion of Section 6.14. The form of the proposed amendment is attached hereto as Exhibit A. This proposal is made in accordance with
Section 15.2(a)(ii) of the Partnership Agreement, which requires you to submit the proposal to the limited partners for approval. Although you may include your recommendation with the submission, the Partnership Agreement requires you to "seek the written APPROVAL of the requisite Percentage Interests OR call a meeting of the Partners to consider and vote on the proposed amendment...."
(emphasis added). Thus, if you intend to oppose this proposal actively, you must do so by calling a meeting of the limited partners and solicit their votes accordingly. Otherwise the Partnership Agreement requires you to solicit the approval of the proposal.

         Please consider this letter as a proposal to amend the Partnership Agreement as required by Section 15.2(a)(ii) of Article XV of the Partnership Agreement. If you have any questions or concerns regarding this proposal, please do not hesitate to contact us, or our counsel, Davis Wright Tremaine, LLP, c/o Chip Patterson, at 1300 SW Fifth Avenue, Suite 2300, Portland, Oregon, 97201,
(503) 778-5396.

Very truly yours,

Sutter Opportunity Fund 2, LLC



Robert Dixon
Manager

Enclosures


--------------------------------------- --------------------- ------------------
MacKenzie Patterson Value Fund 7, LLC   MacKenzie Real Estate Securities Fund
                                        1983, L.P.




--------------------------------        --------------------------------
Glen Fuller                             Glen Fuller
Senior Vice President of Manager        Senior Vice President of General Partner
--------------------------------------- ----------------------------------------


                          SCHEDULE OF BENEFICIAL OWNERS
                          -----------------------------

                       Proposing Limited Partners   Units    Percentage

          Sutter Opportunity Fund 2, LLC            50,000      2.2%
          Real Estate Securities Fund 1983         110,000      4.9%
          MacKenzie Patterson Value Fund 7, LLC    100,000      4.5%

          TOTAL:                                   260,000     11.6%

                                    Exhibit A
                             FOURTH AMENDMENT TO THE
                              AMENDED AND RESTATED
                       AGREEMENT OF LIMITED PARTNERSHIP OF
                               FFP PARTNERS, L.P.

This Fourth Amendment (this "Amendment") to the Amended and Restated Agreement of Limited Partnership of FFP Partners, L.P. (the "Partnership") is effective as of the day of , 2002, by and among FFP Real Estate Trust, a Texas real estate investment trust, as the General Partner (the "General Partner") and the Limited Partners of the Partnership as reflected on the records of the Partnership.

The Partnership was formed by the filing of a certificate of limited partnership with the Secretary of State of Delaware on December 31, 1986. The agreement of limited partnership was amended and restated on May 21, 1987, and further amended by the First Amendment to the Amended and Restated Agreement of Limited Partnership dated August 14, 1989 (the "First Amendment"), the Second Amendment to the Amended and Restated Agreement of Limited Partnership dated July 12, 1991 (the "Second Amendment"), and the Third Amendment to the Amended and Restated Agreement of Limited Partnership dated December 28, 1997 (the "Third Amendment"), and as it currently exists is referred to as the "Partnership Agreement." Terms used in this Amendment and not otherwise defined herein shall have the meanings given them in the Partnership Agreement.

The Third Amendment to the Partnership Agreement was made in part in order to facilitate the operation and trading of shares of stock in the General Partner, if the General Partner decided to exchange shares in the General Partner for the Units. The amendment was made in order to set the Partnership up for transition to becoming a real estate investment trust. The Partnership is not a real estate investment trust, and the General Partner has since stated that it does not intend to convert the Partnership into a real estate investment trust.

Accordingly, several of the Limited Partners in the Partnership, pursuant to
Section 15.2 of the Partnership Agreement, proposed to amend the Partnership Agreement by repealing the Third Amendment, which will remove the ownership restrictions and related provisions contained therein that were primarily added to the Partnership Agreement in order to allow the Partnership to become a real estate investment trust.

Limited Partners whose Percentage Interests constitute at least the minimum amount of Percentage Interests necessary to approve this Amendment have approved this Amendment.

The undersigned Limited Partners therefore desire to amend the Amended and Restated Agreement of Limited Partnership pursuant to Article XV thereof.

NOW THEREFORE, the Partnership Agreement is amended as follows:

FIRST, the Third Amendment to the Amended and Restated Agreement of Limited Partnership of FFP Partners, L.P., dated December 28, 1997 (the "Third Amendment"), is hereby repealed and each and every change to the Partnership Agreement reflected in the Third Amendment will no longer have any force or effect.

SECOND, the Partnership Agreement as it existed prior to the enactment of the Third Amendment, which consisted of the Amended and Restated Partnership Agreement dated May 21, 1987, as amended by the First Amendment and the Second Amendment, is hereby reinstated and will govern the Partnership from and after the date of this Amendment.

THIRD, the Partnership Agreement is hereby amended further by deleting Section 6.14, "Maintenance of Net Worth," in its entirety (which was previously deleted by the Third Amendment and which should remain deleted).

IN WITNESS WHEREOF, the undersigned have executed this Amendment as of the date first set forth above.

                      [signatures appear on following page]

                                LIMITED PARTNERS:


Signature: ________________________________                  Joint Signature: ___________________________

Name:       ________________________________                 Name:        _______________________________

Title:        ________________________________
Please sign exactly as name appears on your certificate.     Estimated # of
When shares are held jointly, signatures should include      Units Being voted: _______________________
both names.  When signing for an entity, please give your    Dated:____________________
full title in such entity.
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